Exhibit 99.1

NeoGames Announces Third Quarter 2021 Results

–  Third Quarter Revenues of $11.9 Million  and Share in NPI Revenue Interests of $8.3 Million
totaling $20.2 Million (up 29.7% yoy)  –

–  Third Quarter Net Income of $0.06 Per Share  –

–  Third Quarter Adjusted EBITDA1 of $7.5 Million (down 3.8% yoy)  –

–  Raises Full Year 2021 total of Revenue and Share in NPI Revenues Interest Guidance to between
$82.5 and $84.5 Million  –

Luxembourg – November 10, 2021 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions, announced today financial results for the third quarter ended September 30, 2021.

Moti Malul, Chief Executive Officer of NeoGames, said: “We continue to position ourselves well for the long-term, investing in our Technology solutions and our operational capabilities and executing on our business plan as a global leader of iLottery solutions for national and state-regulated lotteries. This quarter, we have seen growth in several of our accounts with Virginia and North Carolina in the US continuing their good performance, while in Europe Sazka’s online penetration has ramped up to represent a significant percentage of their total GGR. Subsequent to quarter end, our Games Studio continued its expansion with the launch of our suite of premium eInstant games with Lottomatica in Italy. We also continue to invest in PlayAlberta, as we launched draw games late in the second quarter, and launched sports betting in August. On the state authorization front, momentum has continued in the U.S., with Connecticut and West Virginia in various stages of public procurement processes, which we see as a positive step towards further market expansion. All of these highlights reflect our ability to capitalize on our ever expanding market opportunity and cement NeoGames as the leader in the industry.”

Third Quarter 2021 Financial Highlights

•
Revenues were $11.9 million during the third quarter of 2021, compared to $13.1 million during the third quarter of 2020. In addition, the Company’s share of NPI revenues was $8.3 million during the third quarter of 2021, compared to $2.5 million during the third quarter of 2020, representing an increase of 233.2% year-over-year. The total of revenues and the Company’s share of NPI’s revenues was $20.2 million during the third quarter of 2021 compared to $15.6 million during the third quarter of 2020, representing an increase of 29.7% year-over-year.

•	Comprehensive income was $1.5 million, or $0.06 per share, during the third quarter of 2021, compared to comprehensive income of $2.5 million, or $0.11 per share, during the third quarter of 2020.
•	Adjusted EBITDA was $7.5 million during the third quarter of 2021, compared to an Adjusted EBITDA of $7.8 million during the third quarter of 2020 representing a decrease of 3.8% year-over-year.[1]
•	Network NGR was $179 million during the third quarter of 2021, compared to $126 million during the third quarter of 2020, representing an increase of 42.1% year-over-year.[1]

1 Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Third Quarter 2021 Business Highlights

•	Rolled out progressive jackpot instant content with three customers representing an innovative development for iLottery players across our platform.
•	Virginia iLottery program continued its growth performance, with significant growth each quarter it has been live since launch in Q3 2020.
•	Launched online sport betting in Alberta, which follows the recent launches of Live Dealer and draw-based games in previous quarters.
•	Went live with Ceasars Entertainment’s in Arizona as part of the Liberty platform, which is now live in 10 states with an online sport betting and/or iGaming offering.
•	Subsequent to the quarter end, launched the Company’s suite of premium eInstant games with Lottomatica, further expanding NeoGames’ footprint in the Italian lottery market.
•	Completed an underwritten public offering of ordinary shares including full exercise of the underwriters’ option to purchase additional ordinary shares.

Guidance

The Company is raising its fiscal year 2021 Revenue and Share in NPI Revenues Interest Guidance to between $82.5 million and $84.5 million, compared to the prior range of between $75 million and $79 million, representing a 41% increase year-over-year on the midpoint.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Thursday, November 11, 2021 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s third quarter results and provide commentary on business performance. A question and answer session will follow the prepared remarks.

The conference call may be accessed by dialing (833) 301-1152 for U.S. domestic callers or (914) 987-7393 for international callers. Once connected with the operator, please provide the conference ID of 6643079.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website shortly after the call.

About NeoGames

NeoGames is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes.

Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; we do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard Banknote Limited (“Pollard”) with respect to NPI, our joint venture with Pollard, through which we conduct a substantial amount of our business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors set forth in Item 3.D. “Key Information-Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on April 16, 2021, and other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures

This press release includes EBIT, EBITDA, Adjusted EBITDA, Network NGR, NPI and NPI Revenues Interest, which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

EBIT, EBITDA, and Adjusted EBITDA. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, initial public offering charges and the Company’s share of NPI’s depreciation and amortization. We believe EBIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Network NGR. We define “NGR” as (i) in North America, gross sales less winnings paid to players and any promotion dollar incentives granted to players, and (ii) in Europe, gross sales less winnings paid to players, any gambling tax or duty paid on such sales and any promotion dollar incentives granted to players. We measure Network NGR as the total NGR generated by Instants and DBGs on our platform. As most of our revenue share contracts are based on NGR, tracking Network NGR provides us with insight as to the marginal contribution of GGR growth to our revenues and allows us to detect inefficiencies in our GGR growth strategy.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

NPI Revenues Interest.  NPI Revenues Interest is not recorded as revenues in our consolidated statements of comprehensive income, but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit (loss) of NPI subject to certain adjustments.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Balance Sheets
(U.S. dollars in thousands)

	September 30,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$68,199	$59,767
Designated Cash	167	-
Restricted deposits	12	12
Prepaid expenses and other receivables	2,347	1,446
Due from Aspire Group	1,194	56
Due from the Michigan Joint Operation and NPI	3,061	3,192
Trade receivables	3,053	3,701
Total Current Assets	$78,033	$68,174
NON-CURRENT ASSETS
Restricted deposits	154	164
Restricted deposits - Joint Venture	3,848	3,773
Property and equipment	2,104	1,301
Intangible assets	21,206	17,835
Right-of-use assets	8,294	3,127
Deferred taxes	262	211
Total Non-Current Assets	35,868	26,411
Total assets	$113,901	$94,585

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$6,266	$4,910

Lease liabilities	1,046	1,651
Capital notes, loans and accrued interest due to Aspire Group	20,183	-
Loans and other due to William Hill, net	-	1,972
Employees withholding payable	167	-
Employees' related payables and accruals	4,551	3,562
Total Current Liabilities	$32,213	$12,095
NON-CURRENT LIABILITIES
Capital notes, loans and accrued interest due to Aspire Group	$-	$17,739
Loans and other due to William Hill, net	12,326	10,666
Company share of Joint Venture net liabilities	840	1,025
Lease liabilities	7,376	1,855
Accrued severance pay, net	468	384
Total Non-Current Liabilities	$21,010	$31,669
EQUITY
Share capital	45	44
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Share premium	70,697	68,608
Share based payments reserve	3,464	3,907
Accumulated losses	(25,133)	(33,343)
Total Equity	60,678	50,821
Total liabilities and equity	$113,901	$94,585

NeoGames S.A.
Consolidated Condensed Statements of Comprehensive Income
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended September 30,		Year to date September 30,
	2021	2020	2021	2020

Revenues	$11,973	$13,124	$38,209	$35,195
Distribution expenses	2,429	1,833	7,515	4,696
Development expenses	1,792	1,674	5,966	5,110
Selling and marketing expenses	396	330	1,003	1,094
General and administrative expenses	2,965	2,125	8,507	5,377
Initial public offering expenses		556	-	1,645
Depreciation and amortization	3,749	2,957	10,656	8,496
	11,331	9,475	33,647	26,418
Profit from operations	642	3,649	4,562	8,777
Interest expenses with respect to funding from related parties	1,171	1,208	3,585	3,261
Finance income	-	1	-	(21)
Finance expenses	169	208	404	690
Profit (loss) before income taxes expenses	(698)	2,232	573	4,847
Income taxes expenses	(572)	(280)	(1,641)	(706)
Profit (loss) after income taxes expenses	(1,270)	1,952	(1,068)	4,141
The Company’ share in profits (losses) of Joint Venture	2,755	555	9,278	(121)
Net and total comprehensive income	$1,485	$2,507	$8,210	$4,020

Net income per ordinary share outstanding, basic	$0.06	$0.11	$0.33	$0.18
Net income per ordinary share outstanding, diluted	$0.06	$0.11	$0.31	$0.17

Weighted average number of ordinary shares outstanding:
Basic	25,516,453	21,983,757	25,218,941	21,983,757
Diluted	26,641,667	23,433,597	26,627,124	23,433,597

NeoGames S.A.
Reconciliation of Comprehensive Income to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended September 30,		Year to date September 30,
	2021	2020	2021	2020

Net and total comprehensive income	$1,485	$2,507	$8,210	$4,020
Income Taxes	572	280	1,641	706
Interest and finance-related expenses	1,340	1,417	3,989	3,930
EBIT	3,397	4,204	13,840	8,656
Depreciation and amortization	3,749	2,957	10,656	8,496
EBITDA	7,146	7,161	24,496	17,152
Initial public offering costs	-	556	-	1,645
Share based compensation	280	8	820	531
Company share of NPI depreciation and amortization	57	51	165	151
Adjusted EBITDA	$7,483	$7,776	$25,481	$19,479

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues Interest
(Unaudited, U.S. dollars in thousands)

	Quarter ended September 30,		Year to date September 30,
	2021	2020	2021	2020

Royalties from turnkey contracts	$6,775	$9,002	$22,840	$23,432
Royalties from games contracts	465	423	1,444	1,223
Use of IP rights	1,986	1,588	5,850	4,682
Development and other services – Aspire	349	516	1,277	1,864
Development and other services – NPI	2,021	1,179	5,745	2,923
Development and other services – Michigan Joint Operation	377	416	1,053	1,071
Revenues	$11,973	$13,124	$38,209	$35,195
NeoGames’ NPI Revenues Interest	$8,256	$2,478	$25,010	$5,057